UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

R.G. Barry Corporation

(Name of Issuer)

Common Shares, par value $1 per share

(Title of Class of Securities)

068798107

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 068798107	Page 2 of 13 Pages

1.	Names of reporting persons. Mill Road Capital II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,093,189
	8.	Shared voting power
	9.	Sole dispositive power 1,093,189
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 1,093,189
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) PN

13D

CUSIP No. 068798107	Page 3 of 13 Pages

1.	Names of reporting persons Mill Road Capital II GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,093,189
	8.	Shared voting power
	9.	Sole dispositive power 1,093,189
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 1,093,189
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) HC; OO

13D

CUSIP No. 068798107	Page 4 of 13 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 1,093,189
	9.	Sole dispositive power
	10.	Shared dispositive power 1,093,189
11.	Aggregate amount beneficially owned by each reporting person 1,093,189
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) HC; IN

13D

CUSIP No. 068798107	Page 5 of 13 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 1,093,189
	9.	Sole dispositive power
	10.	Shared dispositive power 1,093,189
11.	Aggregate amount beneficially owned by each reporting person 1,093,189
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) HC; IN

CUSIP No. 068798107	Page 6 of 13 Pages

This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common shares, par value $1 per share (the “Common Stock”), of R.G. Barry Corporation, an Ohio corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (“Fund I”), Mill Road Capital GP LLC, a Delaware limited liability company (“GP I”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Initial Reporting Persons”) on February 18, 2011, as amended and restated by the Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Initial Reporting Persons, Mill Road Capital II, L.P., a Delaware limited partnership (“Fund II”), and Mill Road Capital II GP LLC, a Delaware limited liability company (“GP II”), on August 29, 2012, as amended by the Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Messrs. Lynch and Scharfman, Fund II and GP II (collectively, the “Second Reporting Persons”) on September 11, 2013, as amended by the Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Second Reporting Persons on September 13, 2013, and as amended by the Amendment No. 4 (“Amendment No. 4”) on Schedule 13D with respect to the Common Stock filed by the Second Reporting Persons on October 3, 2013 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows.

Introduction.

This Amendment No. 5 relates to (i) the Agreement and Plan of Merger, dated as of May 1, 2014 (the “Merger Agreement”), by and among MRGB Hold Co., a Delaware corporation (“Parent”), MRVK Merger Co., an Ohio corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, and (ii) the transactions contemplated by and related to the Merger Agreement, including the merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer continuing after the Merger as the surviving corporation. Pursuant to the Merger Agreement, each share of the Common Stock outstanding as of the effective time of the Merger (other than shares owned by the Issuer, Parent or Merger Sub and any shares as to which shareholders of the Issuer have made a proper demand for appraisal pursuant to Ohio law) will be converted into the right to receive $19.00 in cash, without interest.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 6 to this Schedule 13D and is incorporated by reference in its entirety into this Introduction.

1.	Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

‘Based on the total of 11,176,091 shares of the Common Stock issued and outstanding as of May 1, 2014, as represented to by the Issuer in the Merger Agreement, the aggregate amount of funds and value of other consideration required by Parent and Merger Sub to consummate the Merger will be the approximately $212.3 million required to acquire all of the outstanding shares of Common Stock in the Merger at the purchase price of $19.00 per share, in addition to other payments, costs and expenses related to the transaction. Parent and Merger Sub expect that the source of these funds and other consideration will be credit facilities with an aggregate principal amount of up to $130 million arranged by GCI Capital Markets LLC, a Delaware limited liability company

CUSIP No. 068798107	Page 7 of 13 Pages

(“GC Cap”), with the remainder being funded by (i) the issuance of equity interests in Parent to Fund II and/or affiliates of, or other accredited investors selected by, Fund II in exchange for cash and shares of Common Stock (including the 1,093,189 shares of Common Stock currently held by Fund II), and (ii) the Issuer’s cash and short term marketable securities as of the effective time of the Merger.

The Credit Facilities

In a commitment letter dated as of May 1, 2014 (the “Debt Commitment Letter”) provided by GC Cap to Fund II, GC Cap agreed, subject to certain terms and conditions, to provide directly or indirectly through its affiliates (i) an $85 million senior secured first lien term loan facility, a $15 million senior secured revolving credit facility, and a $30 million senior secured second lien term loan facility (such facilities, together with any syndications, replacements or substitutions permitted pursuant to the Debt Commitment Letter, the “Debt Facilities”) and (ii) to use best efforts to consummate the Debt Facilities as soon as reasonably possible after May 1, 2014. Merger Sub or, after the Merger, the Issuer (together with any subsidiaries of the Issuer designated as a borrower) will be the borrower under the Debt Facilities, which will be used for the purposes of (1) providing funds for the acquisition of the shares of Common Stock in the Merger, (2) repaying certain indebtedness of the Issuer, (3) funding certain fees, costs and expenses associated with the Merger, and (4) providing for working capital of the Issuer. The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such letter, a copy of which is filed as Exhibit 7 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The Equity Commitment Letter

In a commitment letter dated as of May 1, 2014 (the “Equity Commitment Letter”), provided by Fund II to Parent, Fund II agreed, subject to certain terms and conditions, to purchase equity interests of Parent for an aggregate purchase price equal to (i) the aggregate amount of merger consideration payable to holders of Common Stock, and holders of certain equity awards granted by the Issuer under its long-term and equity incentive plans, pursuant to the Merger Agreement, minus (ii) the aggregate amount of the Debt Facilities (or any alternative financing contemplated by the Merger Agreement), minus (iii) the Issuer’s cash and short term marketable securities as of the effective time of the Merger. Fund II may meet this funding obligation, in its discretion, directly or indirectly through its affiliates and/or with other accredited investors selected by Fund II. The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such letter, a copy of which is filed as Exhibit 8 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Common Stock Directly Held by Fund II

The Reporting Persons acquired beneficial ownership of the 1,093,189 shares of Common Stock reported on this Schedule 13D and currently directly held by Fund II for

CUSIP No. 068798107	Page 8 of 13 Pages

$17,393,824.02, using working capital from Fund II and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Fund II with a broker on customary terms and conditions.

The Sponsor Guarantee

Concurrently with the execution of the Merger Agreement, and in order to induce the Issuer to enter into the Merger Agreement, Fund II provided the Issuer with a guarantee of Parent’s obligation to pay the equity portion of the financing for the Merger (in the event of the closing of the Merger), certain expenses of the Issuer, and a termination fee of $5 million that is contemplated in the Merger Agreement, in each case if and when such payments are applicable (the “Sponsor Guarantee”). The foregoing description of the Sponsor Guarantee does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Sponsor Guarantee, a copy of which is filed as Exhibit 9 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.’

2.	Item 4 of the Schedule 13D is amended by inserting the following after its third paragraph:

‘On May 1, 2014, the Issuer’s board of directors unanimously approved the Merger and the Merger Agreement and directed that the Merger Agreement be submitted to the Issuer’s stockholders for approval.

The Merger Agreement

The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 6 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

The Merger Agreement provides for a business combination whereby Merger Sub will merge with and into the Issuer. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of Common Stock (other than shares owned by the Issuer, Parent and Merger Sub and any shares as to which shareholders of the Issuer have made a proper demand for appraisal pursuant to Ohio law) will be converted into the right to receive $19.00 in cash, without interest. Equity awards under Issuer plans will be terminated and settled in accordance with the terms of the applicable plans and award agreements under which the awards were made.

The Issuer has made customary representations and warranties and covenants in the Merger Agreement, including among others, (i) to carry on its business in the ordinary course of business during the period between the date of the Merger Agreement and the effective time of the Merger, (ii) not to engage in certain specified transactions or activities during such period without Parent’s prior consent, (iii) to file a proxy statement,

CUSIP No. 068798107	Page 9 of 13 Pages

(iv) unless the Merger Agreement is terminated beforehand, to cause a shareholder meeting to be held regarding the approval and adoption of the Merger Agreement and the Merger, and (v) to provide cooperation and assistance in Parent’s efforts to arrange the financing necessary to consummate the Merger.

Consummation of the Merger is subject to various customary conditions, including (i) the approval by holders of a majority of the outstanding Common Stock, (ii) clearance under the Hart-Scott-Rodino Antitrust Improvements Act, (iii) the absence of any law or order preventing, restraining, enjoining or prohibiting the Merger, (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Issuer, Parent and Merger Sub, respectively, (v) no material adverse effect on the Issuer shall have occurred since the execution of the Merger Agreement, (vi) compliance by the Issuer, Parent and Merger Sub with their respective obligations under the Merger Agreement in all material respects, and (vii) confirmation that holders of no more than five percent (5%) of the issued and outstanding shares of Common Stock shall have exercised or asserted appraisal rights in connection with the Merger.

The Merger Agreement permits the Issuer to solicit, for a period of 30 days after signing, alternative takeover proposals, subject to the parameters specified in the Merger Agreement. Following the expiration of this period, the Merger Agreement provides that the Issuer is restricted from soliciting proposals from potential acquirers, provided that the Issuer can take certain actions to pursue superior proposals.

The Merger Agreement contains certain termination rights for both the Issuer and Parent and further provides that, upon termination of the Merger Agreement under certain circumstances, the Issuer may be obligated to pay Parent a termination fee of $5 million or Parent may be obligated to pay to the Issuer a termination fee of $5 million. Either party will have a right to terminate the Merger Agreement if the Merger is not closed on or prior to October 1, 2014.

The Voting Agreement

The following description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 10 to this Schedule 13D and is incorporated by reference in their entirety into this Item 4.

Concurrently with the execution of the Merger Agreement, and in order to induce the Issuer to enter into the Merger Agreement, Fund II executed a Voting Agreement (the “Voting Agreement”) pursuant to which Fund II agreed to vote the shares of Common Stock beneficially owned by Fund II, or over which Fund II exercises voting power, in favor of the adoption of the Merger Agreement. As described in Item 5 of this Schedule 13D, Fund II currently holds 1,093,189 shares of Common Stock, or approximately 9.8% of the outstanding shares of Common Stock. Pursuant to the Voting Agreement, Fund II also generally agreed to waive its right to exercise or assert appraisal rights in connection with the Merger and to a general prohibition on the transfer of its shares of Common

CUSIP No. 068798107	Page 10 of 13 Pages

Stock. The Voting Agreement terminates upon (i) the mutual agreement to effect such termination by Fund II and the Issuer, (ii) the consummation of the Merger, (iii) the termination of the Merger Agreement, or (iv) the occurrence of any event described in Section 8.3(a) of the Merger Agreement.

Rights Plan Amendments

The following description of the Rights Plan Amendments (as defined below) does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such amendments, copies of which are filed as Exhibits 11 and 12 to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

On May 1, 2014, the Issuer entered into a Second Amendment (the “Second Amendment”) to the Rights Agreement, dated as of May 1, 2009, between the Issuer and Broadridge Corporate Issuer Solutions, Inc., as successor to The Bank of New York Mellon Corporation, as amended by the First Amendment to Rights Agreement dated August 15, 2011 (such agreement, as so amended, the “Rights Agreement”). The purpose of this Second Amendment was to extend the expiration date of the Rights Agreement to December 31, 2014.

On May 1, 2014, the Issuer entered into a Third Amendment (together with the Second Amendment, the “Rights Plan Amendments”) to the Rights Agreement. The purpose of this Third Amendment was to render the Rights Agreement inapplicable to Fund II, Parent, Merger Sub, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Other Agreements

Item 3 of this Schedule 13D, which contains descriptions of the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee, and the copies of such letters and guarantee filed as Exhibit 7, Exhibit 8 and Exhibit 9, respectively, to this Schedule 13D, are incorporated by reference in their entirety into this Item 4.’

3.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

‘(a, b) The percentages of beneficial ownership reported in this Item 5, and on the respective cover pages to the Schedule 13D of each Reporting Person, are based on a total of 11,176,091 shares of the Common Stock issued and outstanding as of May 1, 2014, as represented to by the Issuer in the Merger Agreement. All of the share numbers reported below, and on these cover pages, are as of May 2, 2014. Each of these cover pages is incorporated by reference in its entirety into this Item 5(a, b).

Fund II directly holds, and thus has sole voting and dispositive power over, 1,093,189 shares of Common Stock. GP II, as sole general partner of Fund II, also has

CUSIP No. 068798107	Page 11 of 13 Pages

sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of Fund II, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, the shares of Common Stock on behalf of Fund II. Messrs. Goldman and Jacobs do not have beneficial ownership of any shares of Common Stock.

Accordingly, each of the Reporting Persons beneficially owns 1,093,189 shares of Common Stock, or approximately 9.8% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,093,189 shares of Common Stock, or approximately 9.8% of the outstanding shares of Common Stock.

(c) Except as described herein, no Reporting Person effected any transaction in shares of the Common Stock from March 3, 2014 (the date 60 days prior to the filing of this amendment to the Schedule 13D) to May 2, 2014.’

4.	Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

‘The Introduction and the responses to Items 2 through 5 of this Schedule 13D, and all Exhibits attached hereto, are incorporated by reference in their entirety into this Item 6.

Except as otherwise described the Introduction, the responses to Items 2 through 5, and the Exhibits filed with this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.’

5.	Item 7 of the Schedule 13D is amended by adding the following Exhibits to its end:

‘Exhibit 6 Agreement and Plan of Merger, dated as of May 1, 2014, by and among R.G. Barry Corporation, MRGB Merger Co. and MRVK Hold Co. (incorporated by reference to Exhibit 2.1 to the current report filed by the Issuer (Commission File Number: 001-08769) on May 2, 2014)

Exhibit 7 Project Blue Commitment Letter dated as of May 1, 2014 by and between GCI Capital Markets LLC and Mill Road Capital II, L.P.

Exhibit 8 Commitment Letter for Acquisition of R.G. Barry Corporation dated as of May 1, 2014 by and between Mill Road Capital II, L.P. and MRGB Hold Co.

Exhibit 9 Sponsor Guarantee, dated as of May 1, 2014, by Mill Road Capital II, L.P. in favor of R.G. Barry Corporation (incorporated by reference to Exhibit 10.1 to the current report filed by the Issuer (Commission File Number: 001-08769) on May 2, 2014)

CUSIP No. 068798107	Page 12 of 13 Pages

Exhibit 10 Voting Agreement, dated as of May 1, 2014, entered into between Mill Road Capital, L.P. and R.G. Barry Corporation (incorporated by reference to Exhibit 10.2 to the current report filed by the Issuer (Commission File Number: 001-08769) on May 2, 2014)

Exhibit 11 Second Amendment to the Rights Agreement, dated as of May 1, 2014, by and between R.G. Barry Corporation and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to the current report filed by the Issuer (Commission File Number: 001-08769) on May 2, 2014)

Exhibit 12 Third Amendment to the Rights Agreement, dated as of May 1, 2014, by and between R.G. Barry Corporation and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.2 to the current report filed by the Issuer (Commission File Number: 001-08769) on May 2, 2014)’

6.	Except as amended hereby, the Schedule 13D remains in full force and effect.

[signature page follows]

CUSIP No. 068798107	Page 13 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 2, 2014

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman